Independent Proxy Advisory Firms, ISS and Glass Lewis, Recommend HIVE Shareholders Vote FOR All Proposed Items at the Upcoming Annual General and Special Meeting of Shareholders

Vancouver, British Columbia--(Newsfile Corp. - November 17, 2023) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) ("HIVE") is pleased to announce that leading independent proxy advisory firms Institutional Shareholder Services Inc. ("ISS") and Glass Lewis & Co. ("Glass Lewis") have each recommended HIVE shareholders ("Shareholders") vote "FOR" all the proposed resolutions at the upcoming Annual General and Special Meeting of Shareholders (the "Meeting") to be held on November 29, 2023.

The Board of Directors of HIVE recommends that Shareholders vote in favor of all the proposed items

Independent Third Party Proxy Advisory Recommendations

Two leading independent, third party proxy advisory firms, ISS and Glass Lewis have both recommended that shareholders vote FOR all the proposed resolutions.

HIVE General Counsel Gabriel Ibghy stated: "We are delighted to receive the news that two prominent independent third-party proxy advisory firms, ISS and Glass Lewis, have both recommended that shareholders vote FOR all the proposed resolutions. This endorsement underscores the strength of our proposals and affirms their alignment with shareholder interests. We appreciate the support and confidence expressed by these respected advisory firms. The collective endorsement of these initiatives is a positive step forward towards our goals."

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY

The proxy voting deadline is 11:00 a.m. (Pacific Time) on Monday, November 27, 2023

Special Meeting Details

The Meeting will be held On November 29, 2023 at Suite 710, 580 Hornby Street, Vancouver, BC V6C 3B6 at 11:00 a.m. (Pacific Time).

Please visit the Annual General and Special Meeting page on our website under Investors for complete details and links to all relevant documents ahead of the Meeting at https://www.hivedigitaltechnologies.com/2023-annual-special-meeting/.

Questions & Voting

If you have questions about the meeting matters or require voting assistance please contact HIVE's proxy solicitation agent, Laurel Hill Advisory Group at:

Laurel Hill Advisory Group

North American Toll Free: 1-877-452-7184 (1-416-304-0211 outside North America)

Email: assistance@laurelhill.com

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a sustainable green energy focus.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data center facilities in Canada, Sweden, and Iceland, where we endeavor to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of ETH and BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit http://www.hivedigitaltechnologies.com/. Follow @HIVEDigitalTech on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/187797